Exhibit 21.01

Subsidiary of Registrant	State of Incorporation	Name Under Which Subsidiary Does Business

Carolina Trust Bank	North Carolina	Carolina Trust Bank

In addition the subsidiary Carolina Trust Bank has a subsidiary, Western Carolina Holdings, LLC, that is incorporated in North Carolina and does business under the name of Western Carolina Holdings, LLC.